Mail Stop 7010

								October 28, 2005

Joel H. Rassman
Executive Vice President
Toll Brothers Finance Corp.
250 Gibraltar Road
Horsham, PA 19044

	Re:	Toll Brothers Finance Corp.
      Registration Statement on Form S-4
      Filed September 29, 2005
      File No. 333-128683
Form 10-K for Fiscal Year Ended October 31, 2004
Filed January 13, 2005
      	File No. 1-9186

Dear Mr. Rassman:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. Provide us with an executed supplemental letter that:
* states you are registering the exchange offer in reliance upon the
relevant Exxon Capital no-action letters, and
* includes the representations substantially in the form set forth in
the Morgan Stanley and Shearman & Sterling no-action letters.
2. As currently represented, the offer could be open for less than
20
business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in
Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

3. Please update all information in the prospectus to the most recent practicable date.

Guarantor Financial Information

4. The guarantor financial information you have provided in Note
14 to
your Form 10-K for the year ended October 31, 2004 does not
provide
the disclosures required by Rule 3-10 with regard to the $300 million
of 5.15% Senior Notes due 2015 that is being registered with this
Form
S-4. Please revise your financial statements to provide such information and specifically disclose, if true, that the guarantor subsidiaries are 100% owned and have provided full and unconditional, joint and several guarantees as they relate to the $300 million
5.14%
Senior Notes. You may include your revised financial statements in an amendment to your Form 10-K or alternatively in a Form 8-K.

5. Confirm to us supplementally that all of your guarantor subsidiaries for your 5.15% Senior Notes due 2015 have been included in Toll Brothers, Inc`s audited financial statements for at least nine months. If any guarantor subsidiary has not been included in the audited financial statements for such period, address the need to provide separate financial statements of such guarantor subsidiaries in accordance with Rule 3-10(g) of Regulation S-X.

Summary - Ranking, page 9

6. Please quantify and state, as of the most recent practicable date, the total amount of debt that is senior, equal and junior to these notes, listing the total amount for each type separately.

Risk Factors, page 14

Our substantial indebtedness could adversely affect. . . , page 14

7. Supplementally confirm to us that you are in compliance with the restrictions in your debt instruments as of the latest practicable date. If you are not, please disclose any non-compliance and appurtenant risks here.

Despite our current indebtedness levels . . . , page 15

8. Quantify the amount of additional debt you may incur.

Expiration Date; Extension; Termination; Amendment, page 30

9. We note your disclosure in the first paragraph under the bullet points concerning oral notice. Please advise us as to how oral notice is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule
14e-
1(d).

Procedures For Tendering Old Notes, page 30

10. We note your disclosure on page 32 concerning the registrant`s right to waive ineligibility requirements of holders who seek to tender old notes in the exchange offer. Please advise us how this fits within the current Exxon Capital line of letters. We may have further comment based on your response.

Acceptance of Old Notes for Exchange; Delivery of Exchange Notes;
page
34

11. Please revise to state that the issuer will issue the new notes promptly after expiration rather than after acceptance. See
Exchange
Act Rule 14e-1(c).

12. We note the disclosure on page 35 indicating that you will return any old notes not accepted for exchange "as promptly as practicable" after expiration of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise.

Certain Conditions to the Exchange Offer, page 35

13. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, if any, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language that precedes the bullets accordingly.

Certain Book-Entry Procedures for the Global Notes, page 52

14. Please delete the statement in the first sentence of the first paragraph that the descriptions are provided "solely as a matter of convenience," as it may suggest to investors that they can not rely on this disclosure in making their investment decision.

Exhibits 5.1 and 5.2 - Legal Opinions

15. You cannot assume that "corporate actions will be timely completed in the manner presently proposed and the terms of such issuance will otherwise be in compliance with law." This appears to assume away the legal matter underlying the opinion. Please delete.

16. Where counsel refers to the Delaware General Corporation Law, counsel should confirm supplementally that it means all statutes, including the rules and regulations underlying those provisions, Supreme Court and Chancery Court decisions and provisions of the Delaware Constitution that affect the interpretation of the General
Corporation Law. Counsel should file this correspondence on EDGAR, as it will be a part of the Commission`s official file regarding this registration statement. Please see Section VIII.A.14 of our November
14, 2000 Current Issues Outline if you need more information.

17. Please file signed, dated legal opinions prior to requesting effectiveness.

Form 10-K for the Fiscal Year Ended October 31, 2004

Critical Accounting Policies, page 16

18. You indicate in Note 11 - Commitments and Contingencies that at
October 31, 2004, the Company had agreements to purchase land for future development with an aggregate purchase price of approximately
$2.0 billion, of which $137.4 million had been paid or deposited. We also note, as indicated in Note 2 - Inventory in your Form 10-Q for the quarter ended July 31, 2005 that you had recorded $73.3 million and $15.4 million at July 31, 2005 and October 31, 2004 of land purchase contracts as inventory pursuant to the requirements of FIN
46. Given the significance of these off-balance sheet financing arrangements, provide a critical accounting policy that highlights the significant terms of these contracts, specifically addressing why certain contracts require that you recognize the land under such contracts and the related liability on your balance sheet. In addition, you should:

* address whether your analysis requires you to make material assumptions and if so provide a discussion of each material assumption that you are required to make,
* address whether there is any significant differences in the terms of your options versus agreements to purchase land, and
* address whether, if you were required to recognize material amounts of land under these contracts and their related liability on your balance sheet, what impact this accounting would have with regard to your material debt covenants.

Off-Balance Sheet Arrangements, page 17

19. Please clarify the importance to the company of the off-balance sheet arrangements in respect of your liquidity, capital resources, market risk support, credit risk support or other benefits. See
Item
303(a)(4)(i)(B) of Regulation S-K.

20. Please disclose the amounts of revenues, expenses and cash flows of the company arising from such arrangements and the other information required by Item 303(a)(4)(i)(C) of Regulation S-K.

Equity Earnings in Unconsolidated Entities, page 20

21. Clarify why earnings from your unconsolidated entities vary significantly from year to year.

Capital Resources and Liquidity, page 23

22. We do not understand how any discussion of cash flows from operating activities, before inventory additions, is a meaningful measure of your liquidity. In this regard, we note that notwithstanding the fact that you have several years` supply of home sites such that you do not need to buy home sites immediately to replace the ones delivered, we note (i) that such home sites required the expenditure of cash in prior periods and (ii) you will continue to utilize cash to acquire home sites and incur inventory costs related to your homebuilding operations if you intend to continue such operations into the future. Please revise to delete such discussion or provide a comprehensive discussion of the material limitations of this non-GAAP measure of your liquidity.

23. We also note your discussion of liquidity must be made in the context of your cash flows from operating, investing and financing activities. While presentation of cash flows from operating activities is useful, this information should be considered in the framework of your statements of cash flows which reflects management`s decisions as to the use of these cash flows and the external sources
of capital used.   As such, please expand your liquidity
discussion to
provide a comprehensive discussion of your cash flows from the three major categories of the statements of cash flows from period to period.

24. We note that a majority, if not all, of your debt instruments contain financial covenants. As such, please include a discussion of your material financial debt covenants, including the actual ratio amounts for the most recent period presented, unless management believes that the likelihood of default is remote. In addition, discuss the potential impact of any material limitations these covenants impose on your company. Address how these limitations may impact your financial condition and operating performance. Refer to
Sections IV.B and IV.C of the SEC Interpretive Release No. 33-8350 dated December 19, 2003 and Section 501.03 of the Financial Reporting
Codification for additional guidance.

25. Also, we note your discussion regarding the $1.14 billion loan capacity related to First Huntingdon Finance Corp.`s credit agreement.
Please confirm to us that the amount related to the unused borrowing capacity under this agreement would not violate any of your existing debt covenants, or provide such disclosure.

Contractual Obligations, page 24

26. Include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. In addition, address your funding obligation under your pension plans. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations."

Executive Compensation, page 26

27. In future filings, please describe more fully the terms of the Mr.
Rassman`s employment agreement, Bruce Toll`s consulting agreement, the bonus and other compensation plans for the executive officers and directors.

28. Please tell us supplementally whether the company pays for the personal use of aircraft by the executive officers.

Certain Transactions, page 26

29. Please tell us supplementally more details about the following:

* the services the company provides to other businesses controlled by the Tolls and quantify the amount paid to the company;
* the aggregate costs incurred by the company on behalf of the Trust during the last fiscal year; and
* describe the management, assets, and any conflicts of interest relating to the Trust.

File these agreements as exhibits to your amended Form 10-K or tell us where these exhibits are filed.

Consolidated Statements of Income, page F-2

30. Please note that it is not appropriate to include equity in earnings within revenues. In this regard, we note that equity in earnings are not revenues and should therefore not be classified as revenues or included in any caption that includes revenues. Present your equity in earnings from unconsolidated partnerships affiliates as a separate line item within your statement of earnings. If your investees are integral to your operations, you may present your investee earnings within operating income. Refer to Rule 5-03.13 of
Regulation S-X.

Consolidated Statements of Cash Flows, page F-4

31. We note that pursuant to paragraphs 16b and 22b of SFAS 95, dividends received (i.e. returns on investments) should be classified as cash inflows from operating activities and receipts from returns of investments should be classified as cash inflows from investing activities. Please revise your financial statements to classify the distributions you received from your equity investees as inflows of cash from your operating activities or demonstrate that the distributions you received were returns of your investment. If revisions to your financial statements are necessary, ensure that you include the appropriate APB 20 disclosures.

32. Please clarify why the $20,288, $9,643 and $6,855 of noncash stock bonus awards as discussed in Note 13 - Supplemental Disclosure to Statements of Cash Flows on page 18 is not presented in your statement of cash flows as an adjustment to reconcile net income to net cash provided by (used in) operating activities.

33. Please reconcile your disclosure in Note 7 -- Stock-Based
Benefit
Plans - Bonus Award Shares which indicates that the Company
recognized
compensation expense in 2004, 2003 and 2002 of $30.4 million,
$20.3
million and $9.6 million, respectively to your disclosure in on page
F-18 which indicates your non-cash activity related to your stock bonus awards was $20,288, $9,643 and $6,855 for those periods.

34. As indicated on page 14, we note that your holders of stock options are permitted to use their common stock that they own to pay for the exercise of their stock options. In this regard, we also note that the proceeds from stock-based benefit plans as reflected in your cash flows from investing activities is less than the increase in your stockholders` equity. Please expand your disclosures to discuss the noncash component of this activity or tell us why such disclosure is not required pursuant to SFAS 95.

Significant Accounting Policies, page F-5

35. Provide the disclosures required by paragraph 2(e) of SFAS 148 in your Summary of Significant Accounting Policies footnote.

2. Inventory, page F-8

36. Your accounting policy on page F-8 indicates that capitalized interest costs are reflected in interest expense when the related sale
is recorded.   As indicated by paragraph 20 of SFAS 34, since
interest
cost is an integral part of the cost of acquiring a qualifying asset, its disposition shall be the same as that of other components of asset cost. Therefore, all interest capitalized should be included in cost of sales when the related inventory is sold. Revise to reclassify your interest expense related to direct land acquisition, land development and home construction costs accordingly.

4. Accrued Expenses, page F-10

37. Disclose three years of your warranty costs. Although this item is a balance sheet item, the impact of warranty costs you accrue effects your statement of income, and therefore, should be presented for the periods that your statement of income is presented. Refer to paragraph 14b of FIN 45.

14. Supplemental Guarantor Information, page F-18

38. If true, please revise to clarify that the guarantor subsidiaries are "100% owned" by the parent as required by Rule 3-10(f) of Regulation S-X. We note your use of the term "wholly-owned;"
however,
that term is not the same as the term "100% owned" in Rule 3-10(h) of
Regulation S-X.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to
Ryan
Rohn at (202) 551-3739, or in his absence, to Jeanne Baker at
(202)
551-3691. Direct questions on other disclosure to Brigitte
Lippmann at
(202) 551-3713 or Lesli Sheppard at (202) 551-3708. In this
regard,
please do not hesitate to contact the undersigned at (202) 551-
3760.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Mark K. Kessler, Esq.
	Wolf, Block, Schorr and Solis-Cohen LLP
	1650 Arch Street, 22nd Floor
	Philadelphia, PA 19103-2097

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Joel H. Rassman
Toll Brothers, Inc.
October 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE